Filed by Sierra Wireless, Inc. Pursuant to Rule 425 under the    Securities Act of 1933, as amended Subject Company: Numerex Corp. Commission File No.: 000-22920 Third Quarter 2017 Results Sierra Wireless November 2, 2017 Filed by Sierra Wireless, Inc. Pursuant to Rule 425 under the Securities Act of 1933, as amended Subject Company: Numerex Corp. Commission File No.: 000-22920 Commission File No. for Registration Statement on Form F-4 filed by Sierra Wireless, Inc.: 333-220512

Cautionary Note Regarding Forward-Looking Statements Certain statements and information in this presentation are not based on historical facts and constitute forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”) including statements and information relating to our Q4’17 business outlook and beyond. Forward-looking statements are provided to help you understand our views of our short and longer term plans, expectations, and prospects. We caution you that forward-looking statements may not be appropriate for other purposes. We do not intend to update or revise our forward-looking statements unless we are required to do so by securities laws. Forward-looking statements: typically include words and phrases about the future, such as: “outlook”, “will”, “may”, “estimates”, “intends”, “believes”, “plans”, “anticipates” and “expects”; are not promises or guarantees of future performance. They represent our current views and may change significantly; are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect: our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance; our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times; expected cost of goods sold; expected component supply constraints; our ability to win new business; our ability to complete the proposed acquisition of Numerex Corp. (“Numerex”) in December 2017, to integrate Numerex’s business, operations and workforce with ours and return the Numerex business to profitable growth and realize the expected benefits of the acquisition; our ability to integrate other acquired businesses and realize expected benefits;    expected deployment of next generation networks by wireless network operators; our operations not be adversely disrupted by component shortages or other development, operating or regulatory risks; and expected tax rates and foreign exchange rates. are subject to substantial known and unknown material risks and uncertainties. Many factors could cause our actual results, achievements and developments in our business to differ significantly from those expressed or implied by our forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail. These risk factors and others are discussed in our Annual Information Form and Management’s Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada: risks related to the proposed acquisition of Numerex; competition from new or established cloud and connectivity service providers or from those with greater resources; disruption of, and demands on, our ongoing business and diversion of management’s time and attention in connection with acquisitions or divestitures; the loss of any of our significant customers; cyber-attacks or other breaches of our information technology security; difficult or uncertain global economic conditions; our financial results being subject to fluctuation; our ability to attract or retain key personnel; risks related to infringement on intellectual property rights of others; our ability to obtain necessary rights to use software or components supplied by third parties; our ability to enforce our intellectual property rights; our ability to respond to changing technology, industry standards and customer requirements; our reliance on single source suppliers for certain components used in our products; failures of our products or services due to design flaws and errors, component quality issues, manufacturing defects or other quality issues; our dependence on a limited number of third party manufacturers; unanticipated costs associated with litigation or settlements; our dependence on wireless network carriers to offer and promote acceptable wireless service programs; risks related to contractual disputes with counterparties; risks related to governmental regulation; risks related to the transmission, use and disclosure of user data and personal information; and risks inherent in foreign jurisdictions. Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results. USE OF NON-GAAP FINANCIAL MEASURES this presentation contains references to certain non-GAAP financial measures and should be viewed in conjunction with our press release, which contains further information regarding our use of non-GAAP financial measures, including a reconciliation of such information to our GAAP results2

Business Overview Jason Cohen our, President and CEO

Q3 2017 Overview Quarterly Revenue$173.2 million up 12.8%compared to $153.6m in Q3’16Adjusted EBITDA$13.1 million up 34.6%compared to $9.7m in Q3’16GAAP EPS $ 0.04 Non-GAAP EPS $ 0.23compared to GAAP LPS of $(0.06) and non-GAAP EPS of $0.13 in Q3’16Technology Leadership LTE-Advanced Pro, LPWA, Open Source, Advanced Telemetry, Device to Cloud Customers Customer acquisition activity was solid across business segments and regions in Q3Numerex Acquisition Proxy materials have been mailed to Numerex stockholders and vote is scheduled for Dec. 6th4

Q3 2017 OEM SolutionsQ3 Revenue$138.5millionup 8.4%compared to Q3’16 Q3’17 GAAP GM: 29.7% Q3’17 Non-GAAP GM: 29.8%Solid demand from established and new OEM programs Solid design win activity across several segments Announced world’s first global LTE Advanced Pro module Announced Wi-Fi & Bluetooth combo module with cloud services Increasing demand for mang OH IoT development kits5

Q3 2017 Enterprise SolutionsQ3 Revenue$26.3millionup 38.8%compared to Q3’16 Q3’17 GAAP GM: 48.1% Q3’17 Non-GAAP GM: 48.1%Strong revenue from fleet telematics, public safety & energy Solid demand for new gateway & router products Announced release of new Air Link Connection Manager 2.0 VPN appliance for always on mission-critical vehicle connectivity Announced advanced telemetry & navigation for MP70New design wins in Transit, Public Safety & Industrial markets6

Q3 2017 Cloud & Connectivity ServicesQ3 Revenue$8.4 million up 23.0%compared to Q3’16 Q3’17 GAAP GM: 47.2% Q3’17 Non-GAAP GM: 47.3%Solid YoY growth – new subscribers + some FX benefit Managed broadband connectivity services strength Wins in retail, telematics and industrial markets Announced that Nube is reinventing consumer gas delivery using Sierra Device to Cloud solution and Microsoft Azure Sierra Wireless customers deploying our integrated Device-to-Cloud solution7

Financial overview David McLennan, Chief Financial Officer

Summary of key financial metrics Q3 2017 financial metrics(USD millions, except EPS and margin %) Q3 2017 Results GAAP Actual Non-GAAP Actual(1) Non-GAAP Guidance(1) Revenue $173.2 $173.2 $167.0 to $175.0 Gross margin (%) 33.3% 33.4%Operating expenses $57.5 $48.6Adjusted EBITDA(2) n/a $13.1 Earnings from operations $ 0.2 $ 9.3 Net earnings $ 1.2 $ 7.6Earnings per share (f.d.) $0.04 $0.23 $0.17 to $0.25(1) Non-GAAP financial measures exclude the impact of: stock-based compensation expense and related social taxes, acquisition-related expense, acquisition amortization, impairment, integration expense, restructuring expense, certain other non-recurring expenses or recoveries, foreign exchange gains or losses on translation of balance sheet accounts, unrealized foreign exchange gains or losses on forward contracts and certain tax adjustments.(2) Adjusted EBITDA as defined equates to net earnings (loss) plus stock-based compensation expense and related social taxes, acquisition-related expense, restructuring expense, integration expense, impairment, certain other non-recurring expenses or recoveries, amortization, foreign exchange gains or losses on translation of balance sheet accounts, unrealized foreign exchange gains or losses on forward contracts, interest and income tax. 9

Q3 2017 – Non-GAAP operating results Quarterly Revenue(USD millions) $173.2$8.4 C&C$153.6$26.3 Enterprise$6.9$18.9$138.5 OEM $127.8Q3’16 Q3’17Adjusted EBITDA(1)(USD millions)$13.1$9.7Q3’16 Q3’17Earnings per share(2)(USD)$0.23$0.13Q3’16 Q3’17(1) Adjusted EBITDA as defined equates to net earnings (loss) plus stock-based compensation expense and related social taxes, acquisition-related expense, restructuring expense, integration expense, impairment, certain other non-recurring expenses or recoveries, amortization, foreign exchange gains or losses on translation of balance sheet accounts, unrealized foreign exchange gains or losses on forward contracts, interest and income tax.(2) Non-GAAP financial measures exclude the impact of: stock-based compensation expense and related social taxes, acquisition-related expense, acquisition amortization, impairment, integration expense, restructuring expense, certain other non-recurring expenses or recoveries, foreign exchange gains or losses on translation of balance sheet accounts, unrealized foreign exchange gains or losses on forward contracts and certain tax adjustments.10

Solid cash position Cash & cash equivalents(USD millions) $89.0 $74.2Q2’17 Q3’17Solid balance sheet and debt freeQ3 2017Cash flow from operations $ (12.0) Capital Expenditures $    (3.2) Free Cash Flow $ (15.2) Other $    0.4Decrease in Cash Balance $ (14.8)11

Q4 2017 guidance In the Fourth Quarter of 2017, we expect: Revenue to be in the range of Non-GAAP EPS in the range of$172 million    to $180 million                $0.21 to $0.29 (note: Guidance provided above for the Fourth Quarter of 2017 excludes Numerex acquisition)12

Update on Acquisition of Numerex

LEGAL DISCLAIMER Additional Information about the Merger and Where to Find It The issuance of Sierra Wireless common shares to Numerex stockholders in the merger will be submitted to stockholders of Numerex for their consideration. This presentation is not a substitute for the definitive joint proxy statement/prospectus or any other documents which Sierra Wireless and Numerex may file with the SEC or send to Numerex’s stockholders in connection with the proposed merger. SIERRA WIRELESS FILED WITH THE SEC ON OCTOBER 31, 2017 A DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS FOR THE PROPOSED MERGER. SIERRA WIRELESS AND NUMEREX STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION. The definitive joint proxy statement/prospectus is available, and other relevant documents, when filed, will be available, free of charge on Sierra Wireless’ website at www.sierrawireless.com or by contacting Sierra Wireless’ Investor Relations Department by telephone at (604) 231-1137 or by e-mail to investor@sierrawireless.com. Copies of the documents filed by Numerex with the SEC are available free of charge on Numerex’s website at investor.numerex.com or by contacting Numerex’s Investor Relations Department by telephone 770-615-1410 or by e-mail to kgayron@numerex.com. Furthermore, investors may obtain free copies of the registration statement, the proxy statement/prospectus and other relevant documents filed by Sierra Wireless and Numerex with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. 14

Update on Sierra Wireless’ acquisition of Numerex Merger agreement between Sierra Wireless and Numerex signed on August 2nd Sierra Wireless offering 0.18 common shares for each Numerex common share Numerex Board unanimously recommended shareholders vote in favor of the merger Registration statement filed with SEC effective October 30th Proxy voting materials mailed to Numerex stockholders on October 31stNumerex stockholder vote scheduled for December 6thIf offer is approved by stockholders, transaction expected to close shortly thereafter subject to normal closing conditions 15

Q & A